GRANITE REIT ANNOUNCES EUROPEAN ACQUISITION CLOSING

AND LEASE EXTENSION

November 1, 2013, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) today announced that it has completed its acquisition of a 2.5 million square foot portfolio of seven properties located in Germany and the Netherlands from funds managed by AEW Europe at a purchase price of €129 million. The agreement to acquire the portfolio was previously announced on August 12, 2013.

Granite also announced today the extension of the expiry date of its fifth largest lease, as measured by annualized lease payments,1 from December 31, 2017 to December 31, 2022. The extension terms include Granite building a 39,000 square foot expansion of the leased premises at a cost of approximately €4.4 million.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial properties in North America and Europe. Granite owns approximately 32 million square feet and over 100 properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Tom Heslip, Chief Executive Officer, at 647-925-7539 or Michael Forsayeth, Chief Financial Officer, at 647-925-7600.

[1]	Annualized lease payments does not have a standardized meaning under International Financial Reporting Standards and may not be comparable to similar measures reported by other entities. Granite considers annualized lease payments to be a useful indicator of rental revenue (excluding tenant recoveries) anticipated in the upcoming year.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute ‘‘forward-looking statements’’ or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as ‘‘may’’, ‘‘would’’, ‘‘could’’, ‘‘will’’, ‘‘likely’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘believe’’, ‘‘intend’’, ‘‘plan’’, ‘‘forecast’’, ‘‘project’’, ‘‘estimate’’, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information.

Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to the risks set forth in the annual information form of Granite REIT and Granite REIT Inc. dated March 5, 2013 (the “Annual Information Form”). The ‘‘Risk Factors’’ section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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